

Mail Stop 3720

December 18, 2009

Via U.S. Mail and facsimile to (805) 582-1006

Mr. Charles Rice
Chief Executive Officer
InterMetro Communications, Inc.
2685 Park Center Drive, Building A
Simi Valley, California 93065

> **Re:** **InterMetro Communications, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K/A #1 for the year ended December 31, 2008**
> **Filed December 11, 2009**
>
> **Form 10-Q for the quarter ended September 30, 2009**
> **Filed November 19, 2009**
> **File No. 000-51384**

Dear Mr. Rice:

　　We have reviewed your responses to the comments in our letter dated November 6, 2009 as well as your filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

1. We note your responses to prior comments two through six. Our letter dated November 6, 2009 requested that you comply with our comments in future filings, which would have been the next filing after receipt of our letter. It appears; however, that you intend to comply with our comments in your Form 10-K for the year ending December 31, 2009. We believe; however, that it is important to provide your investors with the information requested in your next periodic report, which was your Form 10-Q for the nine months ended September 30, 2009. Therefore, please amend your Form 10-Q for the nine months ended September 30, 2009 to comply with comments two through six as set forth in our letter dated November 6, 2009.

*   *   *   *

Please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director